

Mail Stop 3561

December 19, 2017

Louis G. Schott
Interim Chief Executive Officer
EnerJex Resources, Inc.
4040 Broadway Street, Suite 425
San Antonio, TX 78209

> **Re:** **EnerJex Resources, Inc**.
> **Registration Statement on Form S-4**
> **Filed November 22, 2017**
> **File No. 333-221712**

Dear Mr. Schott:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please include a preliminary proxy card with your next amendment. Refer to Exchange Act Rule 14a-6.

2. Please revise to clarify whether you are registering the offer and sale of EnerJex Resources, Inc. common stock to the AgEagle Aerial Systems, Inc. shareholders in connection with the merger. We note your disclosure on page 12 that shares to be received by AgEagle shareholders will not be registered and are restricted. On page 119, however, you state that you have filed a registration statement on Form S-4 to register certain merger consideration that you will issue to AgEagle's shareholders in the merger. If you are not registering such transaction, please clarify in your response why you are

using Form S-4 in connection with the transactions identified in your calculation of fee table. Refer to General Instruction A.1 of Form S-4.

3. Please include information required by Item 5 of Schedule 14A for AgEagle Aerial Systems, Inc. In addition, please disclose information required by Item 402 of Regulation S-K for the surviving company. Refer to Item 18 of Form S-4.

4. Please provide us with copies of the "board books" and any other materials prepared by your financial advisor. Such materials should include all presentations made by the financial advisors.

Table of Contents, page 5

5. Your description of the EnerJex proposals in your table of contents does not appear to be consistent with the proposals described in the notice to shareholders on page 3. Please revise or advise.

The Merger

Overview of the Merger Agreement, page 18

6. We note your disclosure that the relative post-merger ownership percentages described on page 19 do not include shares of common stock that may be issued in connection with the conversion of your Series B Preferred Stock and Series C Preferred Stock, and also do not include any additional shares which may be issued in connection with your closing obligation to provide up to $4 million in new working capital and the elimination of all liabilities currently on your balance sheet. Please describe the relevant post-merger ownership percentages on a fully diluted basis. In addition, please address how the exchange agreement with Agribotix will impact these relative ownership percentages.

7. We note your disclosure that the merger agreement contains certain termination rights. Please briefly describe the termination rights.

Private Placement, page 20

8. Please explain how "a minimum of $4 million in new equity capital" has "pre-money valuation of between $16 million and $25 million." In addition, please explain how you plan to use the proceeds from the private placement.

Selected Historical and Unaudited Pro Forma Condensed Financial Data, page 23

9. We note that you have provided the selected historical financial data of EnerJex Resources, Inc. on page 23. Please revise to also disclose the selected historical financial data of AgEagle Aerial Systems, Inc., as required by Part 1A. Item 3(d) of Form S-4.

Also, please revise the pro forma information on page 24 to be consistent with the revised supplemental pro forma financial statements.

Dividends, page 27

10. Please disclose in this section the amount of the Series A Preferred Stock accrued dividend and additional number of shares you expect to issue in satisfaction of this accrued dividend.

Risk Factors, page 28

11. Please include risk factor disclosure regarding the going concern issues identified in the auditor's reports for EnerJex and AgEagle.

Some of the directors and executive officers, page 30

12. Please disclose the percentage of stock that current officers and directors of EnerJex and current officers and directors of AgEagle will own following the merger, respectively.

We are currently not in compliance with NYSE American, page 39

13. We note your disclosure that you were required to submit a plan to NYSE American of the actions you intend to take to regain compliance with the listing standards. Please disclose whether the exchange accepted your plan and what steps you are required to take to regain compliance. Similarly, revise your disclosure on page 67.

After the merger, the Chief Executive Officer and President of AgEagle, page 39

14. We note your disclosure here that after the merger Mr. Chilcott will own approximately 49% of EnerJex common stock. We also note your disclosure on page 116 that Mr. Chilcott will own 56.4% of the EnerJex common stock. Please revise for consistency or advise.

The Merger

Background of the Merger, page 43

15. Please revise this section to discuss in greater detail how and when AgEagle was identified as a potential transaction partner and which party initiated discussions. Please clarify why the board determined to pursue the AgEagle transaction instead of the other alternatives referenced in this section.

16. Please describe how the parties arrived at the amount and type of merger consideration. In addition, please disclose the dates and participants of important meetings related to the merger.

17. Please refer to the second paragraph on page 44, including your reference to "discussions about a possible acquisition by merger of a privately held company that operates an agricultural drone business and in which an affiliate of the holder of the Company's Series B Preferred Stock introduced and has an interest." If such privately held company was AgEagle, please disclose the affiliate of the holder of your Series B Preferred Stock who has an interest in AgEagle and introduced the parties.

Opinion of the Financial Advisor to the EnerJex Board of Directors

Net Asset Value Analysis, page 52

18. Please disclose the calculations that resulted in the Net Asset Value of EnerJex and AgEagle of 11.7% and 88.3%, respectively.

General Overview of Analyses; Other Considerations, page 52

19. If applicable, please quantify any fees payable to Northland and its affiliates relating to any material relationship that existed in the last two years between Northland and its affiliates and AgEagle and its affiliates. Refer to Item 1015(b)(4) of Regulation M-A.

The Merger Agreement

Consummation of the Merger; Merger Consideration, page 56

20. We note your disclosure here that you "may dispose of [your] principal assets." On page 51, however, you state that at the time of closing of the merger, "all consolidated assets of EnerJex will have been disposed of and the corresponding debt and liabilities shall have either been extinguished or assigned to a third party." We also note that your financial advisors assumed in their valuation analysis that you will be a shell company at the time of the merger. Please revise your disclosure here for consistency or advise.

Related Party Transactions of Directors and Officers of the Combined Company, page 63

21. We note your reference to related party loans totaling $55,000 on pages 89 and 90. If required, please disclose these related party loans in this section. Refer to Item 404 of Regulation S-K.

22. Please disclose in this section the unsecured loan in the principal amount of $150,000 from an affiliate referenced on page 70.

23. Please disclose the agreement with Camber Energy, Inc. referenced on page 155. Refer to Item 404 of Regulation S-K.

Agribotix – Data and SAAS Agreements, page 77

24. Please revise to clarify whether customers purchase FarmLens directly from Agribotix or through AgEagle.

AgEagle Management's Discussion and Analysis of Financial Condition

Results of Operations, page 87

25. We note your discussion of the decrease in revenues for the nine months ended September 30, 2017, and your statement that due to the uncertainty of new regulations from the FAA that were released, the launch of AgEagle's sales of UAVs by Raven was delayed past the growing season, resulting in lower sales. If you are referring to the FAA rules that went into effect in August 2016, please clarify how this impacted sales in 2017.

Liquidity and Capital Resources, page 91

26. We note that this section includes several statements inapplicable to this merger transaction. For example, on page 91 you refer to "offering circular," and on page 92 you reference "units being offered in this offering." You also state that "[you] are currently pursuing this offering, in which [you] anticipate raising additional capital through the sale of [your] securities." Please revise.

27. We note your disclosure regarding an exclusive worldwide distribution agreement with Raven. On page 37, however, you refer to a non-exclusive distribution agreement with Raven. Please revise throughout your filing for consistency. We also note your statement that to maintain its exclusivity as a distributor, Raven is expected to attain certain sales thresholds. Please disclose these thresholds, or tell us why they are not material.

EnerJex Proposals

Proposal No. 1: Approval of the issuance of EnerJex common stock, page 97

28. Please revise here and throughout your filing (including the notice to shareholders on page 3) to clarify the matters for which you are seeking shareholder approval under Proposal 1. For example, clarify whether you are seeking shareholder approval of the merger agreement, and if not, whether such approval is required. Please also clarify the "transactions contemplated" by the merger for which you seek approval as described under Proposal 1 in the notice to shareholders on page 3.

29. Similarly, you describe Proposal 1 as seeking approval of "the issuance of shares to be issued in connection with a private placement offering (which offering is a condition to closing of the Merger.)" In the notice to shareholders on page 3, you reference seeking approval of "the issuance of EnerJex securities in connection with a private placement offering." Please clarify the EnerJex securities issuances for which you are seeking shareholder approval, and provide all information required by Item 11 and Item 13 of Schedule 14A.

30. Please disclose the Exchange Ratio in this section, in the questions and answers on page 10, and on page 54 under "Merger Consideration." In addition, please explain how "any changes in the number of shares of outstanding capital stock of either EnerJex or AgEagle, such as the awards to AgEagle advisor prior to the completion of the Merger," would result in a change in the Exchange Ratio.

Unaudited Pro Forma Combined Financial Statements, page 106

31. In order to enhance an investors understanding of the separate events that will impact your financial statements, please explain in the introductory paragraph to the pro forma financial statements each of the material subsequent events that will occur either prior to or in connection with the closing of the merger. In this regard, we note from the front of the document that you are also voting on amendments to your Series A cumulative redeemable perpetual preferred stock, which includes the conversion of each preferred share to 10 common shares. In light of the fact that this is a vote separate from the merger transaction vote, please present this transaction in a separate column in the pro forma financial statements, rather than as an adjustment related to the merger transaction. Please revise accordingly.

Pro Forma Condensed Statement of Operations, page 108

32. We note that the supplemental revised pro forma statements of operations are labeled for the nine months ended September 30, 2017. However, the historical information for both AgEagle Aerial Systems and EnerJex Resources appears to be from the historical financial statements for the nine months ended September 30, 2016. Please advise or revise accordingly.

Notes to the Unaudited Pro Forma Condensed Financial Information, page 110

33. Please also revise your disclosure to include next to each pro forma adjustment a referenced footnote that explains how each pro forma adjustment was calculated and determined, including all relevant assumptions used in such calculations. In this regard, for any adjustment that relates to an agreement, such as the November 2017 private placement with Alpha, and the Agribotix agreement, please revise to discuss the nature and terms of the agreement in the context of each applicable pro forma adjustment.

34. We note that adjustment (E) is to remove and transfer oil and gas properties concurrently with the closing of the merger. It also appears that $4.5 million of debt will be extinguished in connection with the transfer of this property. Please explain to us and revise to disclose how this adjustment is factually supportable. In this regard, please revise to explain the nature of any agreement that has been finalized regarding this transfer.

35. As necessary, please make conforming changes to your presentations on pages 23-25.

Principal Shareholders of EnerJex, page 114

36. It does not appear that the total number of shares and the percentage of outstanding shares for directors, officers and beneficial owners as a group are correct based on the individual numbers and percentages listed in the table. Please revise or advise.

Principal Shareholders of Combined Company, page 116

37. We note your disclosure that the table excludes (i) the conversion to common stock of EnerJex's Series B and Series C Convertible Preferred Stock, (ii) the common stock that could be issuable upon the conversion of any additional issuances of EnerJex's Series A Convertible Preferred Stock, and (iii) any additional shares of common stock or equity convertible into common stock issued in connection with funding provided prior to or concurrently with the closing of the Merger. For each of these items, please tell us why you have excluded such shares of common stock. Refer to Item 403 of Regulation S-K.

Signatures, page 192

38. Please add the language required by Form S-4 that precedes the signatures of the officers and directors. Refer to the Form S-4 signatures section.

Index to Exhibits, page 193

39. Please provide a tax opinion related to the material tax consequences discussed in the filing. Refer to Item 601(b)(8) of Regulation S-K. For additional guidance, please refer to Staff Legal Bulletin 19.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Joel D. Mayersohn, Esq.
        Dickinson Wright PLLC